SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934


                          THE SPORTS CLUB COMPANY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    84917P10
                                 (CUSIP Number)


                             Roger M. Roisman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                  212-806-5448
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  December 23, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 15 Pages)

                                  SCHEDULE 13D

-------------------------------------      ----------------------------------
CUSIP No. 84917P10                                       Page   2
-------------------------------------      ----------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Millennium Partners LLC
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            See Item  5.                                         (a) /  /
                                                                 (b)  X
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
-----------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    /  /
---------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware.
---------------------------------------------------------------------------
            NUMBER OF            7        SOLE VOTING POWER
            SHARES
            BENEFICIALLY                  2,253,863  See item 5.
            OWNED BY       ------------------------------------------------
            EACH REPORTING       8        SHARED VOTING POWER
            PERSON WITH                   0 See Item 5.
                           ------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          2,253,863 See Item 5.
                           ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
                                          0 See item 5.
----------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,930,863
----------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                             /   /
----------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.33%
----------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            LLC
----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-----------------------------------           ------------------------------
CUSIP No. 84917P10                                      Page   3
-----------------------------------           ------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Millennium Entertainment Partners, L.P.
----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            See Item  5.                               (a)  /  /
                                                       (b)   X
----------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            See Item 3.
----------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           /  /
----------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware.
----------------------------------------------------------------------------
           NUMBER OF               7        SOLE VOTING POWER
            SHARES
           BENEFICIALLY                      625,000.  See Item 5.
           OWNED BY         ------------------------------------------------
           EACH REPORTING          8       SHARED VOTING POWER
           PERSON WITH                     2,253,863.  See Item 5.
                            ------------------------------------------------
                                   9        SOLE DISPOSITIVE POWER
                                              625,000.  See Item 5.
                            ------------------------------------------------
                                  10        SHARED DISPOSITIVE POWER
                                            2,253,863.  See Item 5.
----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,930,863
----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           /   /
----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.33%
----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-----------------------------              ---------------------------------
CUSIP No. 84917P10                                    Page   4
-----------------------------              ---------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Brian J. Collins
----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            See Item  5.                                (a)/  /
                                                        (b) X
---------------------------------------------------------------------------
    3       SEC USE ONLY
---------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            See Item 3.
---------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                            /  /
---------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
---------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
           SHARES
          BENEFICIALLY                   1,000.  See Item 5.
          OWNED BY         ------------------------------------------------
          EACH REPORTING        8       SHARED VOTING POWER
          PERSON WITH                    0.  See Item 5.
                           ------------------------------------------------
                                9        SOLE DISPOSITIVE POWER
                                         1,000.  See Item 5.
                           ------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         0.  See Item 5.
---------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,930,863
---------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                      /  /
----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.33%
----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
            IN
----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------------------            -------------------------------
CUSIP No. 84917P10                                   Page   5
--------------------------------            -------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Millennium Development Partners L.P.
---------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            See Item  5.                              (a)  /  /
                                                      (b)   X
---------------------------------------------------------------------------
    3       SEC USE ONLY
---------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            See Item 3.
---------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware.
--------------------------------------------------------------------------
            NUMBER OF          7        SOLE VOTING POWER
            SHARES
           BENEFICIALLY                 0.  See Item 5.
            OWNED BY      ------------------------------------------------
           EACH REPORTING      8       SHARED VOTING POWER
           PERSON WITH                 1,051,000.  See Item 5.
                          ------------------------------------------------
                               9        SOLE DISPOSITIVE POWER
                                        0.  See Item 5.
--------------------------------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        1,051,000.  See Item 5.
--------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,930,863
--------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 /   /
--------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.33%
--------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------------                  --------------------------------
CUSIP No. 84917P10                                    Page   6
--------------------------                  --------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Millennium Development Associates L.P.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            See Item  5.                             (a)  /  /
                                                     (b)   X
-----------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC.
-----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                          /  /
-----------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware.
-----------------------------------------------------------------------------
            NUMBER OF             7        SOLE VOTING POWER
            SHARES
           BENEFICIALLY                    0.  See Item 5.
            OWNED BY         ------------------------------------------------
            EACH REPORTING        8       SHARED VOTING POWER
            PERSON WITH                   1,051,000.  See Item 5.
                             ------------------------------------------------
                                  9       SOLE DISPOSITIVE POWER
                                          0.  See Item 5.
                             ------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          1,051,000.  See Item 5.
-----------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,930,863.
-----------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        /   /
------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.33%
------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
            PN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------------               ------------------------------
CUSIP No. 84917P10                                     Page   7
-------------------------------               ------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Millennium Development Corp.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            See Item  5.                              (a) /  /
                                                      (b)  X
------------------------------------------------------------------------------
    3       SEC USE ONLY
            WC. See Item 3.
------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            See Item 3.
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                            /  /
------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware.
------------------------------------------------------------------------------
            NUMBER OF             7        SOLE VOTING POWER
            SHARES
          BENEFICIALLY                     0.  See Item 5.
           OWNED BY           ------------------------------------------------
          EACH REPORTING          8        SHARED VOTING POWER
          PERSON WITH                      1,051,000.  See Item 5.
                              ------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0.  See Item 5.
                              ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                            1,051,000.  See Item 5.
------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,930,863
------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                          /  /
------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.33%
------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
            CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------------                      ------------------------------
CUSIP No. 84917P10                                         Page   8
--------------------------                      ------------------------------


------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Christopher M. Jeffries
------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            See Item  5.                                            (a)
                                                                    (b)  X
------------------------------------------------------------------------------
    3       SEC USE ONLY
------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            See Item 3.
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIED PURSUANT TO
           ITEMS 2(d) OR 2(e)                               /  /
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
------------------------------------------------------------------------------
               NUMBER OF                      7        SOLE VOTING POWER
                SHARES
             BENEFICIALLY                              0.  See Item 5.
               OWNED BY                ---------------------------------------
            EACH REPORTING                    8        SHARED VOTING POWER
            PERSON WITH
                                                       1,051,000.  See Item 5.
                                       ---------------------------------------
                                              9        SOLE DISPOSITIVE POWER
                                                       0.  See Item 5.
                                       ---------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                      1,051,000.  See Item 5.
------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,930,863
------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                          /  /
------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.33%
------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
        IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.    SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation ("SCC"), whose principal executive offices are located at The Sports Company, Inc., 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Millennium Partners LLC, a limited liability company organized under the laws of the State of Delaware ("MPL"), Millennium Entertainment Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("MEP"), Brian J. Collins ("BJC"), an executive officer of the general partner of MEP and of the manager of MPL and a director of SCC, Millennium Development Partners L.P., a limited partnership organized under the laws of the State of Delaware ("MDP"), Millennium Development Associates, L.P., a limited partnership organized under the laws of the State of Delaware ("MDA"), Millennium Development Corp., a corporation organized under the laws of the State of Delaware ("MDC"), and Christopher M. Jeffries, a natural person ("CMJ," together with MPL, MEP, BJC, MDP, MDA and MDC, the "Reporting Persons").

          The principal business of each the Reporting Persons is the development of real estate projects.

          The business address of each of the Reporting Persons is:

          c/o Millennium Partners Management LLC
          1995 Broadway
          New York, New York  10023
          Attention: Brian J. Collins

          None of the Reporting Persons has been, during the last five years,
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration for the purchase on June 20, 1997 of 1,052,632 shares of Common Stock of SCC by MPL was $5 million in cash from MPL's general working capital. The consideration for the purchase on June 20, 1997 of 1,052,631 shares of Common Stock of SCC by MEP was (a) the assignment to SCC by MEP of a promissory note in the principal amount of $2.5 million (without accrued interest) dated December 30, 1996, of SCC in favor of the MEP and (b) the assignment by MEP to SCC, of certain interests of MEP in Reebok-Sports Club/NY Ltd. valued at $2.5 million. The consideration for the purchase of an aggregate of 21,500 shares of Common Stock of SCC by MPL from June 26, 1997 through July 8, 1997 was $108,000 from MPL's general working capital. The consideration for the purchase of an aggregate of 970,400 shares of Common Stock of SCC by MDP from July 25, 1997 through October 29, 1997 was $6,427,025 in cash from MDP's general working capital and $1,125,917 in a margin loan from MDP's stockbroker, Paine Webber Incorporated. On November 17, 1997, Brian J. Collins received 1,000 shares in his capacity as board member of SCC. The consideration for the purchase of an aggregate of 80,600 shares of Common Stock of SCC by MDP from December 10, 1997 through December 22, 1997 was $649,050 from MDP's general working capital. The consideration for the purchase of 625,000 shares of Common Stock of SCC by MEP on December 23, 1997 was $5,000,000. $3,900,000 of the purchase price came from the general working capital of MEP and $1,100,000 was from a margin loan from MEP's capital stockbroker, Paine Webber Incorporated. As of January 7, 1998, less than $5,000 remains outstanding on the margin loan. The consideration for the purchase of 1,052,631 shares of Common Stock of SCC by MPL from MEP on December 31, 1997 was $4,999,997.25 from MPL's general working capital.

 ITEM 4.  PURPOSE OF TRANSACTION.

          Each of the Reporting Persons acquired the shares of Common Stock of SCC as an investment. Each of the Reporting Persons may seek to acquire additional shares of Common Stock of SCC through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant. Alternatively, each of the Reporting Persons may in the future determine to dispose of all or a portion of the shares of Common Stock held by it or him depending upon, among other things, the then market price for the Common Stock. Such sales may be made in transactions in the open market or in privately negotiated transactions.

          Except as set forth in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reoganization or liquidation of SCC or any of its subsidiaries; (b) the sale or transfer of a material amount of assets of SCC or any of its subsidiaries; (c) any change in SCC's present Board of Directors or management; (d) any material change in the present capitalization or dividend policy of SCC; (e) any other major change in SCC's business or corporate structure; (f) any change in SCC's charter or By-Laws that might impede the acquisition of control of SCC by any person; (g) the delisting of a class of SCC's securities on a national securities change;
(h) the termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of SCC's equity securities; or (i) any action similar to any of those enumerated above. However, as indicated above, each of the Reporting Persons intends continuously to review its investment in SCC. Depending upon the results of such continuing review and other factors, each of the Reporting Persons reserves the right to propose, take or seek to cause SCC to take one or more of the transactions described in this paragraph.


          Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between MEP and SCC, MEP agreed to purchase an aggregate of 2,105,263 shares of Common Stock of SCC (the "Shares"). Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP (the "Transfer Agreement"), simultaneous with its acquisition of the Common Stock of SCC, MEP assigned to MPL 1,052,632 shares of Common Stock of SCC in exchange for $5 million in cash payable at the direction of MEP.

          Pursuant to the Letter Agreement, MEP has the right to cause SCC to register on a single occasion under the Securities Act of 1933, as amended (the "Securities Act"), as many of the shares of Common Stock owned by the Reporting Person that MEP shall elect. This right of MEP shall terminate upon the earlier of March 13, 1999 or the date when shares owned by the Reporting Person may be sold pursuant to subsection (k) of Rule 144 promulgated under the Securities Act. Also, MEP has the right to cause SCC to include in any registration of securities under the Securities Act (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by SCC such number of shares as MEP shall request, subject to underwriter cutbacks.

          In addition, pursuant to the Letter Agreement, for so long as MEP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of SCC, if SCC shall issue any additional Equity Securities, MEP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP may maintain its current ownership percentage of Equity Securities.

        Furthermore, pursuant to the Letter Agreement, for the two-year period ending June 20, 1989, MEP granted to SCC a right of first refusal to purchase all of the Shares and other Equity Securities of SCC at a price per share equal to that offered by a bona fide third party. Also, during such period, MEP agreed not to sell, in one or more transaction, more than one percent of the outstanding Equity Securities of SCC to any single purchaser and its affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended).

          On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP was appointed as a Class 2 Director of SCC and so long as MEP maintains at least a 12% interest in the Equity Securities of SCC: (i) upon the expiration of the term of such designee, SCC shall include and support a designee of MEP as one of management's nominees for the Board of Directors, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, SCC shall appoint in his place a replacement designee of MEP. In addition, two principals of SCC agree to vote Equity Securities which they own (or with respect to which they have the power to direct the vote) in an amount sufficient to elect such designee of MEP to the Board of Directors of SCC.

          Brian J. Collins became a Director of SCC on June 24, 1997. Under
Section 141 of the Delaware General Corporation Law, the business of the SCC is to be managed by or under the direction of its Board of Directors. While the Board of Directors of SCC, and Mr. Collins as a Director, may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As of January 7, 1998, (i) MPL beneficially owned 2,253,863 shares of Common Stock of SCC, constituting 15.67% of the shares of Common Stock outstanding, (ii) MEP beneficially owned 625,000 shares of Common Stock of SCC, constituting 4.35% of the shares of Common Stock outstanding, (iii) BJC beneficially owned 1,000 shares of Common Stock of SCC constituting 0.01% of the shares of Common Stock outstanding (iv) MDP beneficially owned 1,051,000 shares of Common Stock of SCC, constituting 7.31% of the shares of Common Stock outstanding, (v) MEA beneficially owned 1,051,000 shares of Common Stock of SCC, constituting 7.31% of the shares of Common Stock outstanding, (vi) MEC beneficially owned 1,051,000 shares of Common Stock of SCC, constituting 7.31% of the shares of Common Stock outstanding, and (vii) CMJ beneficially owned 1,051,000 shares of Common Stock of SCC, constituting 7.31% of the shares of Common Stock outstanding.

     MPL has sole power to vote and sole power to dispose of all 2,253,863 shares of Common Stock of SCC owned by it. Under its Operating Agreement, Millennium Partners Management LLC, its manager, does not have shared power to vote or to dispose of any shares of Common Stock of SCC owned by MPL. In addition, MEP owns a 49.5% membership interest in Dev Co and MEP has the right to appoint two committee members of a committee of five which requires the affirmative vote of four members to vote or dispose of the securities. MEP has sole power to vote and sole power to dispose of all 625,000 shares of Common Stock of SCC owned by it and has shared voting power to vote the shares owned by MPL. Each of MEA, MEC and CMJ share with MDP the power to vote and to dispose of the 1,051,000 shares of Common Stock owned by MDP.

          Other than the transactions set forth in Item 3 above and those set forth below, there were no transactions within the last sixty days by any of the Reporting Persons with respect to the Common Stock of SCC.

DATE                      NUMBER OF SHARES                PRICE PER SHARE
-----                     ----------------                ---------------
12/10/97                      8,500                           $8.50
12/10/97                     13,200                            8.00
12/11/97                      6,500                            8.00
12/12/97                      6,100                            8.00
12/15/97                      4,500                            8.00
12/16/97                     20,000                            8.00
12/17/97                     11,000                            8.00
12/18/97                      7,300                            8.00
12/22/97                      3,500                            8.00
12/31/97                    625,000                            8.00
12/31/97                  1,052,631                            4.75
12/31/97                  1,052,631                            4.75

     The purchases made between December 10, 1997 and through December 22, 1997 were made by MDP in the open market, except for the purchase of an aggregate of 8,500 shares on December 10, 1997 which were sold directly by the seller to MDP.

     MEP purchased 625,000 shares of Common Stock of SCC directly from the seller on December 31, 1997.

     On December 31, 1997, MEP sold 1,052,631 shares of Common Stock of SCC to MLP for $4.75 per share. The aggregate sale price was $4,999,997.25.


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Letter Agreement and the Transfer Agreement described in Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of SCC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                  1. Letter Agreement dated March 13, 1997 by and between MEP and SCC.*
                  2. Letter Agreement dated June 10, 1997 by and between MEP and SCC.*
                  3. Agreement of Transfer dated as of June 20, 1997 between the Reporting Person and MEP.*
                  4. Power of Attorney of Christopher M. Jeffries appointing Brian J. Collins Attorney-in-Fact.*
------
* Previously Filed.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    MILLENNIUM PARTNERS LLC

                                    BY: MILLENNIUM PARTNERS MANAGEMENT, LLC,
                                    its manager

                                    BY: MILLENNIUM MANAGER I, INC.,
                                    its manager


                                    By: /S/ BRIAN J. COLLINS
                                        Name: Brian J. Collins
                                        Title:   Vice President


MILLENNIUM ENTERTAINMENT PARTNERS, L.P.

By: MILLENNIUM ENTERTAINMENT ASSOCIATES, L.P.,
its general partner

By: MILLENNIUM ENTERTAINMENT CORP.,
its general partner

By: /S/ BRIAN J. COLLINS
Name: Brian J. Collins
Title: Vice President

/S/ BRIAN J. COLLINS
Brian J. Collins

MILLENNIUM DEVELOPMENT PARTNERS, L.P.

By: MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.
its general partner

By: MILLENNIUM DEVELOPMENT CORP.,
its general partner

By: /S/ BRIAN J. COLLINS
Title: Vice President

MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.

By: MILLENNIUM DEVELOPMENT CORP.,
its General Partner

By: /S/ Brian J. Collins
Title Vice President

MILLENNIUM DEVELOPMENT CORP.
By: /s/ Brian J. Collinss
Title: Vice President

/s/ Brian J. Collins*
Christopher Jeffries

Dated:  January 7, 1998